FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F..X..    Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes .....    No ..X..




                                      INDEX

Document

No.
    1                 FRN Variable Rate Fix announcement dated 23 August, 2004
    2                 Holding(s) in Company announcement dated 26 August, 2004
    3                 FRN Variable Rate Fix announcement dated 26 August, 2004
    4                 FRN Variable Rate Fix announcement dated 26 August, 2004
    5                 Director Shareholding announcement dated 27 August, 2004


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Document No. 1

RE: NORTHERN ROCK PLC
GBP 644,000.00
MATURING: 20-May-2010
ISSUE DATE: 18-May-2004
ISIN: XS0192953890

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Aug-2004 TO 22-Nov-2004 HAS BEEN FIXED AT 5.020000 PCT.

DAY BASIS 94/365

INTEREST PAYABLE VALUE 22-Nov-2004 WILL AMOUNT TO:
GBP 12.93 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 2


                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 26 August 2004 that as at 24 August 2004 Morgan Stanley Securities Limited (MSSL), and the Group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary 25p share capital of the Company.

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 2,500,000.00
    MATURING: 13-Feb-2009
    ISSUE DATE: 19-Aug-2003
    ISIN: XS0174976695

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Aug-2004 TO 15-Nov-2004 HAS BEEN FIXED AT 5.060000 PCT.

INTEREST PAYABLE VALUE 15-Nov-2004 WILL AMOUNT TO:
GBP 1,299.56 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 4

RE: NORTHERN ROCK PLC
    USD 400,000,000.00
    MATURING: 28-Feb-2006
    ISSUE DATE: 28-Feb-2001
    ISIN: XS0125090810

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
31-Aug-2004 TO 29-Nov-2004 HAS BEEN FIXED AT 1.931250 PCT.

DAY BASIS 90/360

INTEREST PAYABLE VALUE 29-Nov-2004 WILL AMOUNT TO:
USD 48.28 PER USD 10,000.00 DENOMINATION.
USD 482.81 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 5

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 27 August 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,500 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,473,094 Shares representing 1.30% of the Company's issued share capital.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  31 August, 2004          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary